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                     August 28, 2023

       Nathan Gooden
       Chief Financial Officer
       Squarespace, Inc.
       225 Varick Street, 12th Floor
       New York, New York 10014

       Squarespace, Inc.

                                                        Re: Squarespace, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            File No. 001-40393

       Dear Nathan Gooden:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




                     Sincerely,


                     Division of Corporation Finance

                     Office of Technology